AMENDED AND RESTATED EXHIBIT A
TO
 EXPENSE LIMITATION AGREEMENT

Fund	Class	Expense Cap	Termination Date
Hood River Small-Cap Growth Fund	Institutional	1.09%	December 31, 2020
Hood River Small-Cap Growth Fund	Investor	1.34%	December 31, 2020

Amended and Restated as of June 29, 2015